Form 10-K, Exhibit 13
period 1993-12-31
PARK COMMUNICATIONS INC
filed 1994-03-31
CIK 726957

Operating Units of Park Communications, Inc.

BROADCASTING

Television                                 Radio

Alabama                                    Florida
WBMG-TV (CBS) Birmingham                   WNLS-AM/WTNT-FM Tallahassee

Kentucky                                   Iowa
WTVQ-TV (ABC) Lexington                    KWLO-AM/KFMW-FM Waterloo

Louisiana                                  Minnesota
KALB-TV (NBC) Alexandria                   KJJO-AM/FM Minneapolis

New York                                   New Jersey
WUTR-TV (ABC) Utica                        WPAT-AM/FM serving the Greater
                                           New York City Area
North Carolina
WNCT-TV (CBS) Greenville                   New York
                                           WHEN-AM/FM Syracuse
Tennessee
WDEF-TV (CBS) Chattanooga                  North Carolina
WJHL-TV (CBS) Johnson City                 WNCT-AM/FM Greenville

Virginia                                   Oregon
WTVR-TV (CBS) Richmond                     KWJJ-AM/FM Portland
WSLS-TV (NBC) Roanoke
                                           South Dakota
                                           WNAX-AM/FM Yankton

                                           Tennessee
                                           WDEF-AM/FM Chattanooga

                                           Virginia
                                           WTVR-AM/FM Richmond

                                           Washington
                                           KEZX-AM/FM Seattle



NEWSPAPERS
                                           Illinois
Georgia                                    Daily: Effingham Daily News/Macomb
Dailies: The Daily Sun (Warner             Journal*
Robins)*                                   Controlled: The Weekly Advertiser
Controlled: Daily Sun Extra (Warner        (Effingham)/Business
Robins)/Robins Rev-up (Warner              News (Macomb)
Robins)
                                           Indiana
Idaho                                      Dailies: The Evening News
Daily: South Idaho Press (Burley)*         (Jeffersonville)/The Pilot-News
Non-Dailies: The Wood River Journal        (Plymouth)
(Hailey)/Minidoka County News              Non-Dailies: Bremen Enquirer/Nappanee
Controlled: The News Review                Advance News/Bourbon
(Burley)/ The Sunrise Shopper              News-Mirror
(Burley)
                                           *Publishes Sunday newspaper

Indiana continued                          (Kannapolis)*/The Robesonian
                                           (Lumberton)*/The McDowell News
Controlled: Clark County Journal           (Marion)/The News Herald
(Jeffersonville)/Farm                      (Morganton)*/ The Richmond County
& Home News (Plymouth)/Nappanee Farm       Daily Journal (Rockingham)*
& Home News (Plymouth)/Golden              /Statesville Record & Landmark*
Opportunities (Monthly)                    Non-Dailies: News-Herald (Ahoskie)/
(Jeffersonville)                           Mecklenburg Gazette
                                           (Davidson)/Enfield Progress/Gates
Kentucky                                   County Index (Gatesville)/ The
Daily: Commonwealth Journal                News-Messenger (Hamlet)/Northampton
(Somerset)*                                News (Jackson)/Mooresville Tribune/
Non-Dailies: The Carlisle Mercury/The      Commonwealth (Scotland Neck)/The
Grayson Journal-Enquirer/The               North Carolina Beacon (Research
Greenup County News/Grayson County         Triangle Park)/The Valdese News
News- Gazette (Leitchfield)/Sentinel       Controlled: News Outlook Shopping
Echo (London)/The Morehead News/Olive      Guide (Aberdeen)/Sampson County
Hill Times/News-Democrat & Leader          Shopping Guide and TV Schedule
(Russellville)/McCreary County Record      (Clinton)/The Cabarrus Observer
(Somerset)                                 Nugget (Concord/ Kannapolis)/ The
Controlled: The Mercury Plus               Edge (Concord/ Kannapolis)/The
(Carlisle) The Grayson                     Virginia Carolina Beacon (Eden)/The
County Advertiser (Leitchfield)/The        Southeastern Times (Elizabethtown)
Laurel Neighbor (London)/ Rock             /Halifax Advantage (Enfield)/The
Castle Neighbor (London/Somerset)/         Robeson Mid-Weekly (Lumberton)
Shopping News (Morehead)/The Logan         /McDowell Express (Marion)/The Old
Advertiser (Russellville)/Lake             Fort Post (Marion)/ Shoppers Guide
Cumberland Shopper (Somerset)              (Mooresville/Davidson)/ The Burke
                                           County Observer (Morganton)/
Michigan                                   Murfreesboro Advantage/The
Daily: The Daily Reporter (Coldwater)      Journal Advantage (Rockingham)/
Controlled: The Branch County              Southeast Halifax Advantage (Scotland
Outdoors (Coldwater)                       Neck)/Landmark Observer (Statesville)

Minnesota                                  North Dakota
Daily: The Pioneer (Bemidji)*              Daily: The Daily Journal (Devils
Non-Daily: The American (Blackduck)        Lake)
Controlled: The Advertiser, The            Controlled: The Country Peddler
Mid-Week Advertiser                        (Devils Lake)
(Bemidji)/The Blackduck Shopper
                                           Oklahoma
New York                                   Dailies: News Capital & Democrat
Dailies: Register Star (Hudson)*/          (McAlester)*/Sapulpa Daily Herald*
Union-Sun & Journal                        Non-Dailies: Hartshorne Sun
(Lockport)/The Daily Courier-Observer      Controlled: Southeast Oklahoma
(Massena)/The Journal Register             Shopping News (McAlester)/Herald
(Medina)/The Journal (Ogdensburg)*         Extra (Sapulpa)
Non-Dailies: Albion Advertiser/St.
Lawrence Plaindealer                       Virginia
(Canton)/The Chatham Courier               Dailies: The Journal Messenger
Controlled: Tri-County News                (Manassas)/The News-Virginian
(Lockport)/Eastern Niagara Edition         (Waynesboro)
(Medina)/Pennysaver (Medina)/TV            Controlled: Suburban Virginia Times
Signals (Medina)/Rural News                (Manassas)/Shenandoah Shopper
(Ogdensburg)/ Columbia Views (Hudson)      (Waynesboro)

North Carolina
Dailies: Citizen News-Record               *Publishes Sunday newspaper
(Aberdeen)*/ The Sampson
Independent (Clinton)*/The Concord
Tribune*/The Daily News (Eden)
/Bladen Daily Journal
(Elizabethtown)/The Daily Independent

Selected Financial Data
(Consolidated)

                                        Year Ended December 31
                         -----------------------------------------------------
                            1993      1992      1991      1990      1989
                         -----------------------------------------------------
                          (Dollars in Thousands Except Per Share Amounts)

Gross revenue ........... $172,072  $159,870  $149,180  $159,634  $163,084
Net income ..............   18,780    17,223    11,855    18,850    18,747
Net earnings per share .. $    .91  $    .83  $    .57  $    .91  $    .91
Total assets ............  342,621   324,837   305,891   298,956   289,489
Long-term debt, excluding
 current maturities .....   54,368    54,028    54,660    56,153    58,247
Weighted average shares
 outstanding ............   20,702    20,700    20,700    20,700    20,700

Stock Performance

The Company's Common Stock has traded in the over-the-counter market and has been quoted on NASDAQ (symbol PARC) since its initial public offering in October, 1983. On January 22, 1985, the Common Stock commenced trading in the NASDAQ National Market System. As of February 16, 1994 there were 522 holders of record of the Company's Common Stock. The latest trading price of the Company's Common Stock was $22 3/4 on March 28, 1994. The following table sets forth for the periods indicated and as reported by NASDAQ and as adjusted to give retroactive effect to the three-for-two stock splits in the form of 50% stock dividends distributed in August, 1985, and September, 1989, the range of high and low bid quotations through January 21, 1985, and the high and low sale prices subsequent to the January 22, 1985, inclusion of the Common Stock in the NASDAQ National Market System.

Calendar Year        High      Low
- -------------        ------    ------
 1983                10 1/4     8 1/4
 1984                12 7/8     8 1/4
 1985                16 5/8    11 3/4
 1986                23        14 5/8
 1987                24 3/8    16
 1988                19 7/8    16 3/8
 1989                25        17 3/8
 1990                22 1/4    10 1/4
 1991                16 1/2    13 1/4

1992
 First Quarter       16        14
 Second Quarter      16 3/4    15
 Third Quarter       18 1/4    15 3/4
 Fourth Quarter      18 1/4    16 5/8

1993
 First Quarter       20 1/4    17 1/4
 Second Quarter      20 1/2    18
 Third Quarter       20        18
 Fourth Quarter      24        19

Market makers for Park Communications, Inc., as of February, 1994, are: The Goldman, Sachs Group, L.P.; First Albany Corporation; Bernard L. Madoff; Wechsler & Krumholz, Inc.; Herzog, Heine, Geduld, Inc.; Neuberger & Berman; Nash Weiss/Div. of Shatkin Investments; and Weeden and Co., Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1993 COMPARED TO 1992                         Net income for calendar 1992
                                         increased $5,400,000 (45%) from 1991
     In calendar 1993, the Company's     due to the reasons discussed above, and
gross revenue increased $12,200,000      the effect of the one time charge in
(8%) compared to 1992. The television    1991 of $2,500,000 for additional
division's gross revenue increased       Federal income taxes resulting from a
$6,400,000 (11%), primarily due to       settlement on the value of assets from
strong improvement in local/regional     prior years' acquisitions.
advertising, and partially due to the         Operating cash flow (net income
acquisition in November, 1993, of        plus depreciation and amortization)
KALB-TV in Alexandria, Louisiana. The    increased $5,800,000 (23%).
radio division's gross revenue
increased $3,700,000 (17%), primarily    LIQUIDITY AND CAPITAL RESOURCES
due to improved local/regional
advertising and partially due to the          For the calendar year 1993, the
acquisition in October, 1992, of         net cash provided by operating
WNLS-AM/ WTNT-FM in Tallahassee,         activities of $32,000,000 easily funded
Florida. The newspaper division's gross  the cash flow requirements of investing
revenue increased $2,200,000 (3%).       activities ($14,000,000) and financing
     Operating income increased          activities ($2,400,000). As of December
$3,400,000 (12%) compared to calendar    31, 1993, the Company had $117,000,000
year 1992. The television division's     in cash, cash equivalents, and
operating income increased $3,300,000    short-term investments. The Company's
(21%) due to the reasons discussed       current ratio (comparison of current
above. The radio division's operating    assets to current liabilities), a key
income increased $600,000. The           indicator of liquidity, was a strong
newspaper division's operating income    6.8 to 1 at the end of 1993.
decreased $500,000 (4%).                      The Company expects that in
     Net income for calendar 1993        calendar 1994, net cash provided by
increased $1,600,000 (9%) from 1992 due  operating activities will enable it to
to the reasons discussed above.          fund known investing and financing
     Operating cash flow (net income     activity requirements.
plus depreciation and amortization)           As noted above under "Report to
increased $2,300,000 (7%).               Stockholders," The Company's Board of
                                         Directors has voted to seek a sale of
1992 COMPARED TO 1991                    the Company.  At this time, it is
                                         intended that such sale be accomplished
     In calendar 1992, the Company's     through a sale of the Company's
gross revenue increased $10,700,000      outstanding Common Stock (including all
(7%) compared to 1991. The television    of the Estate-held shares) to a third
division's gross revenue increased       party.  However, there is no guarantee
$10,000,000 (22%) due to the             that such a sale will be achieved.  An
acquisition of WTVQ-TV in Lexington,     alternative method for selling the
Kentucky, and increased advertising      Company would be selling the Company's
revenues. The radio division's gross     assets to one or more purchasers (e.g.,
revenue increased $300,000 (1%) from     selling one or more divisions or
the same period in 1991. The newspaper   particular properties).  Depending upon
division's gross revenue increased       how such a transaction were structured,
$400,000.                                the Company's liquidity could be sig-
     Operating income increased          nificantly altered from current levels.
$5,200,000 (22%) compared to calendar         Previously, the Company's dividend
1991. The television division's          policy has been to retain its earnings
operating income increased $3,300,000    for use in its business and not to pay
(27%) for the reasons discussed above.   cash dividends.
The newspaper division's operating            Over the last three calendar years
income increased $2,500,000 (23%)        inflation affected the Company's
primarily due to reduced operating       performance in terms of higher costs
expenses. The radio division's           for wages and salaries,
operating income decreased $600,000
(89%) from the same period in 1991.

equipment, and newsprint. The Company,   television and radio broadcasting
however, was able to offset these        stations. Management does not
rising costs in part by increasing       anticipate that inflation will have a
advertising and circulation rates at     material effect on the Company's
most newspapers and by raising the       operations during the calendar year
effective advertising rates in most      1994.



REPORT OF ERNST & YOUNG INDEPENDENT AUDITORS

Board of Directors and Shareholders
Park Communications, Inc.

We have audited the accompanying consolidated balance sheets of Park Communications, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Communications, Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for income taxes, as required by FASB Statement No. 109, "Accounting for Income Taxes."

Syracuse, New York
February 1, 1994



                                             /s/Ernst & Young

Park Communications, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands Except Share and Per Share Amounts)

Assets
                                                         December 31
                                                     ---------------------
                                                       1993        1992
                                                     ---------   ---------
Current Assets:
 Cash, cash equivalents and short-term investments   $116,552    $105,347
 Accounts receivable, less allowance for doubtful
  accounts of $1,399 in 1993 and $1,011 in 1992        21,006      18,894
 Inventory                                              1,201       1,541
 Film contracts                                         2,485       2,151
 Consulting/non-compete contracts                         915       1,155
 Other                                                  3,807       3,113
                                                     ---------   ---------
  Total current assets                                145,966     132,201
                                                     ---------   ---------

Property, Plant and Equipment:
 Land and improvements                                 12,685      12,542
 Buildings and leasehold improvements                  28,329      28,713
 Newspaper equipment                                   22,101      27,342
 Broadcast equipment                                   59,897      59,487
 Furniture and fixtures                                 9,723       9,926
 Autos and trucks                                       3,474       3,314
                                                     ---------   ---------
                                                      136,209     141,324
 Less accumulated depreciation and amortization       (64,346)    (72,371)
                                                     ---------   ---------
                                                       71,863      68,953
                                                     ---------   ---------
Intangible assets, net                                116,096     114,309
                                                     ---------   ---------
Film contracts                                          2,431       2,202
Consulting/non-compete contracts                        4,503       5,874
Other assets                                            1,762       1,298
                                                     ---------   ---------
                                                     $342,621    $324,837
                                                     =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

Park Communications, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in Thousands Except Share and Per Share Amounts)

Liabilities and Shareholders' Equity
                                                         December 31
                                                     ---------------------
                                                       1993        1992
                                                     ---------   ---------
Current Liabilities:
 Current maturities of long-term debt                $  2,762    $  1,861
 Current maturities of film contracts                   2,410       2,104
 Accounts payable                                       3,052       2,221
 Consulting/non-compete contracts                         936       1,175
 Interest                                               1,066       1,124
 Income taxes                                           4,347       4,316
 Accrued liabilities                                    3,964       4,455
 Deferred income                                        2,781       3,079
                                                     ---------   ---------
  Total current liabilities                            21,318      20,335
                                                     ---------   ---------
Long-term Debt                                         54,368      54,028
Consulting/non-compete contracts                        4,591       5,967
Deferred income taxes                                   8,738       9,825
                                                     ---------   ---------
  Total liabilities                                    89,015      90,155
                                                     ---------   ---------

Commitments

Shareholders' Equity:
 Common stock-par value $ .16 2/3 per share:
  Authorized 32,000,000 shares
  Issued and outstanding 20,708,977 shares in
    1993 and 20,700,167 in 1992                         3,452       3,451
 Paid in capital                                       13,924      13,781
 Retained earnings                                    236,230     217,450
                                                     ---------   ---------
Total shareholders' equity                            253,606     234,682
                                                     ---------   ---------
                                                     $342,621    $324,837
                                                     =========   =========



The accompanying notes are an integral part of the consolidated financial statements.

Park Communications, Inc. and Subsidiaries
Consolidated Statements of
Income and Retained Earnings

(Dollars in Thousands Except Per Share Amounts)

                                              Year Ended December 31
                                         ---------------------------------
                                           1993        1992        1991
                                         ---------   ---------   ---------

Revenue:
 Broadcasting                            $ 87,321    $ 77,286    $ 66,980
 Newspapers                                84,751      82,584      82,200
                                         ---------   ---------   ---------
 Gross revenue                            172,072     159,870     149,180

 Less agency and national
  representative commissions               12,763      11,331       9,628
                                         ---------   ---------   ---------
   Net revenue                            159,309     148,539     139,552
                                         ---------   ---------   ---------

Operating expenses:
 Cost of sales                             62,517      59,214      58,602
 Selling, general and administrative       49,726      46,347      43,662
 Depreciation                               7,775       6,913       6,516
 Amortization                               4,330       4,705       4,632
 Amortization of excess of cost over net
  assets acquired                           2,682       2,467       2,461
                                         ---------   ---------   ---------
                                          127,030     119,646     115,873
                                         ---------   ---------   ---------
   Operating income                        32,279      28,893      23,679

Interest expense                           (3,730)     (3,835)     (4,031)
Interest income                             4,952       5,516       6,278
Other income (expense)                       (470)       (473)       (464)
                                         ---------   ---------   ---------
   Income before income taxes              33,031      30,101      25,462
Provision for income taxes                 14,251      12,878      13,607
                                         ---------   ---------   ---------
   NET INCOME                              18,780      17,223      11,855

Retained earnings, beginning of year      217,450     200,227     188,372
                                         ---------   ---------   ---------
   RETAINED EARNINGS, end of year        $236,230    $217,450    $200,227
                                         =========   =========   =========

Earnings per share                       $    .91    $    .83    $    .57
                                         =========   =========   =========


The accompanying notes are an integral part of the consolidated financial statements.

Park Communications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in Thousands)
                                                    Year Ended December 31
                                               ---------------------------------
                                                 1993        1992        1991
                                               ---------   ---------   ---------
Operating Activities:
 Net income                                    $ 18,780    $ 17,223    $ 11,855
 Adjustment to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                 14,787      14,085      13,609
   Amortization of film contract rights and
    consulting/non-compete contracts included
    in operating expenses                         3,842       4,004       3,909
   Payments on film contract liabilities         (2,757)     (2,718)     (2,651)
   Payments on consulting/non-compete contracts  (1,225)     (1,183)     (1,353)
   Provision for losses on accounts receivable      919         622       1,132
   Provision for deferred income taxes              272         (92)       (345)
   Loss (gain) on sale of property, plant
    and equipment                                   291         (27)         17
   Changes in operating assets and liabilities
    net of effects from the purchase and
    disposal of companies:
     Accounts receivable                         (1,738)        (79)       (915)
     Inventory and other assets                    (187)        967        (916)
     Accounts payable and accrued liabilities    (1,139)        818        (737)
     Deferred income                                169         268          70
                                               ---------   ---------   ---------
      Net cash provided by operating activities  32,014      33,888      23,675

Investing Activities:
 Purchase of short-term investments             (62,586)   (125,563)   (126,600)
 Proceeds from short-term investments            66,929     107,750     115,400
 Purchases of property, plant and equipment (5,621) (5,147) (4,095) Purchases of acquired companies, net of cash
  acquired                                      (19,184)    (22,303)       (811)
 Proceeds from sale of property, plant, and
  equipment                                          86         284          20
 Proceeds from sale of companies                  6,336         ---         ---
                                               ---------   ---------   ---------
      Net cash (used) in investing activities   (14,040)    (44,979)    (16,086)

Financing Activities:
 Principal payments on long-term debt            (2,570)     (1,846)     (2,483)
 Proceeds from issuance of Common Stock             144         ---         ---
                                               ---------   ---------   ---------
      Net cash (used) by financing activities    (2,426)     (1,846)     (2,483)

Increase (decrease) in cash and cash
  equivalents                                    15,548     (12,937)      5,106
Cash and cash equivalents, beginning of year      5,684      18,621      13,515
                                               ---------   ---------   ---------
  Cash and cash equivalents, end of year       $ 21,232    $  5,684    $ 18,621
                                               =========   =========   =========
Summary:
  Cash and cash equivalents as above           $ 21,232    $  5,684    $ 18,621
  Short-term investments                         95,320      99,663      81,850
                                               ---------   ---------   ---------
                                               $116,552    $105,347    $100,471
                                               =========   =========   =========
The accompanying notes are an integral part of the consolidated financial statements.

Park Communications, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash equivalents are investments with maturities of three months or less when purchased. Short-term investments, primarily GMAC notes and commercial paper, are investments with maturities in excess of three months.

The carrying amounts of cash equivalents and short-term investments are recorded at cost, which approximates their fair value at the balance sheet date.

The Company plans to adopt FASB No. 115 "Accounting for Certain Investments in Debt and Equity Securities" during 1994. This pronouncement addresses the accounting and reporting of investment securities. Since the investments at December 31, 1993 are securities held to maturity, the adoption of Statement No. 115 is not expected to have a material impact on the Company's financial position.

INVENTORY VALUATION
Broadcast inventories are stated at the lower of cost (first-in; first-out method) or market.

Newspaper inventories, consisting primarily of newsprint, are stated at the lower of cost (primarily last-in; first-out method) or market. The effect of using the last-in; first-out method (compared with the first-in; first-out inventory method) is not considered significant.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION
Property, plant and equipment are stated at cost. Depreciation for financial reporting purposes is provided on the straight-line method over the estimated useful lives of the asset except for leasehold improvements, which are amortized on the straight-line method over the lease period. Accelerated methods are used for income tax reporting purposes whenever available. Deferred income taxes are provided for this timing difference between financial and income tax reporting methods.

FILM CONTRACT RIGHTS
Film contract rights and the related liabilities are recorded at full contract prices when purchased. The costs are charged to operations based on the usage of films.

CONSULTING/NON-COMPETE CONTRACTS
Certain subsidiary companies have consulting/non-compete contracts expiring through 2010. Costs are amortized on a straight-line basis over the terms of the related agreements.

INTANGIBLE ASSETS
Intangible assets are stated at cost and consist of advertising contracts, network contracts, subscription lists, other intangibles (primarily newspaper morgues, FCC licenses and audience valuations), and excess of cost over net assets acquired. Intangible assets other than excess of cost over net assets acquired, are being amortized by the straight-line method over estimated lives ranging primarily from 7 to 40 years.

Network contracts ($8,238,000) acquired prior to October 31, 1970 were assigned a cost upon acquisition and are not being amortized since, in the opinion of management, there has been no diminution of value of these acquired contracts.

Excess of cost ($1,214,000) of businesses acquired prior to October 31, 1970 is not being amortized since, in the opinion of management, there has been no diminution of value of these acquired businesses. Excess of cost incurred since October 31, 1970 is being amortized by the straight-line method over a period of 40 years.

INCOME TAXES
Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of the accounting change was not material to net income for 1993.

DEFERRED INCOME
Deferred income is recorded on subscriptions prepaid by customers. Such income is recognized when earned.

EARNINGS PER SHARE
Earnings per share of Common Stock is computed on the weighted average number of common shares outstanding during each year. The number of shares used was 20,702,173 for 1993 and 20,700,167 for 1992 and 1991. Dilution, assuming conversion of subordinated debentures, is not material.

2. INTANGIBLE ASSETS

Intangible assets are comprised of the following (dollars in thousands):

                                                          December 31,
                                                     ---------------------
                                                       1993        1992
                                                     ---------   ---------
Advertising contracts                               $  16,223   $  15,495
Network contracts                                      10,688      10,988
Subscription lists                                     26,017      29,746
Other intangibles                                      30,956      20,519
Excess of cost over net assets acquired               102,811     107,636
                                                     ---------   ---------
                                                      186,695     184,384
Less accumulated amortization                          70,599      70,075
                                                     ---------   ---------
                                                    $ 116,096   $ 114,309
                                                     =========   =========

3. ACQUISITIONS AND DISPOSITIONS

The Company acquired one television station in Louisiana in 1993, one television station in Kentucky, two radio stations in Florida, four newspaper publications in Kentucky, Illinois, and North Carolina in 1992, and one radio station in South Dakota, and two newspaper publications located in North Carolina and Minnesota in 1991.

All of the acquisitions, which were not significant, were accounted for as purchases and, accordingly, their results of operations since acquisition have been included in the consolidated financial statements. Pro-forma financial information is not presented as results of operations prior to acquisition are not significant.

The excess of cost over net assets acquired amounted to $809,000 in 1993, $9,242,000 in 1992 and $218,000 in 1991 and is being amortized over 40 years.

On December 31, 1993 the Company sold newspaper publications in 13 of its smaller markets. Of these, 11 were daily newspapers, all with paid circulation under 6,000. The impact of the sale of these publications was not material to net income in 1993.

4. LONG-TERM DEBT

The Company's long-term debt is comprised of the following (dollars in thousands):
                                                         December 31,
                                                     ---------------------
                                                        1993        1992
                                                     ---------   ---------
6 7/8% Convertible subordinated
 debentures due March 15, 2011 (a)                   $ 49,995    $ 49,995

Subordinated notes of certain newspaper
 subsidiaries due to former owners (b)                  1,193       2,253

Promissory notes (b)                                    3,708       1,520

Film contracts, due in varying amounts
 through 1999                                           4,644       4,225
                                                     ---------   ---------
   Total debt                                          59,540      57,993

Less: Current maturities of long term debt              2,762       1,861
      Current maturities of film contracts              2,410       2,104
                                                     ---------   ---------
   Long-term debt                                    $ 54,368    $ 54,028
                                                     =========   =========

(a) On March 11, 1986, the Company issued $50,000,000 principal amount of 6 7/8% convertible subordinated debentures due March 15, 2011 (the "debentures"). The debentures are convertible at anytime prior to maturity, unless previously redeemed, into shares of Common Stock of the Company at a conversion ratio of
52.1739 shares of Common Stock for each $1,000 principal amount of debentures.

The debentures are subjected to annual sinking fund payments of $2,500,000 beginning March 15, 1997, calculated to retire 70% of the debentures prior to maturity. The debentures are redeemable, in whole or in part, at the option of the Company. The debentures are subordinated in right of payment to all senior indebtedness of the Company. The proceeds from the debentures were used for 1986 acquisitions.

(b) The subordinated notes are payable in various installments through 1998 with interest primarily from 6% to 9%. Substantially all subordinated debt is collateralized by property, plant and equipment or capital stock of the acquired company. The promissory notes are payable in various installments through 1998 with interest primarily from 5% to 8%.

Cash payments of interest were $3,787,000 in 1993, $3,822,000 in 1992 and $4,110,000 in 1991.

The Company's long-term debt has a carrying value of $59,540,000 and a fair value of $63,587,000 at December 31, 1993. The fair value of the Company's long-term debt is determined primarily based on the quoted market price of the Company's convertible subordinated debentures.

The aggregate annual maturities on long-term debt, including film contracts, payable over the next five years are as follows (dollars in thousands):

                 Year     Amount
                -------   ------
                 l994    $ 5,172
                 1995      1,988
                 1996        987
                 1997        714
                 1998        662

5.INCOME TAXES

Federal and state income tax expenses is summarized as follows (dollars in thousands):
                                              Year Ended December 31
                                         ---------------------------------
                                           1993        1992        1991
                                         ---------   ---------   ---------
Federal:
 Current                                 $ 11,488    $ 10,670    $ 11,923
 Deferred                                     240        (146)       (350)
                                         ---------   ---------   ---------
                                           11,728      10,524      11,573
State:
 Current                                    2,491       2,300       2,029
 Deferred                                      32          54           5
                                         ---------   ---------   ---------
                                            2,523       2,354       2,034
                                         ---------   ---------   ---------
Total income tax expense                 $ 14,251    $ 12,878    $ 13,607
                                         =========   =========   =========

Deferred tax expense results from timing differences arising primarily from the use of accelerated depreciation methods for tax purposes.

The items comprising the differences in taxes on income computed at the U.S. statutory rate, and the amount provided by the Company are as follows (dollars in thousands):

                                               Year Ended December 31
                                         ---------------------------------
                                           1993        1992        1991
                                         ---------   ---------   ---------

Computed tax expense at
 U.S. statutory rate                     $ 11,562    $ 10,234    $  8,657
Increase in tax expense
 resulting from:
  Redetermination of tax
   basis of assets acquired
   in prior years' business
   combinations                             ---         ---         2,500

  State income taxes, net of
   federal income tax benefit               1,640       1,554       1,343
  Amortization not tax deductible             928         839         837
  Miscellaneous, net                          121         251         270
                                         ---------   ---------   ---------
   Total income tax expense              $ 14,251    $ 12,878    $ 13,607
                                         =========   =========   =========

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows (dollars in thousands):

                                                   Amount
                                                  ---------
Components of deferred taxes:
 Tax over book depreciation and amortization       $ 8,861
 Allowance for doubtful accounts and other            (660)
                                                  ---------
 Net deferred tax liabilities                      $ 8,201

Classification of deferred taxes:
 Non-current liabilities                           $ 8,738
 Current assets                                       (537)
                                                  ---------
                                                   $ 8,201
                                                  =========

Total cash payments of federal and state income taxes were $ 14,030,000 in 1993, $12,769,000 in 1992, and $15,016,000 in 1991.

6. LEASES

Certain operating facilities and equipment (see Note 8) are leased under noncancellable operating agreements. Certain of the leases require the Company or its subsidiaries to pay property taxes, insurance, and maintenance costs.

Lease expense related to the above and charged to operations was approximately $2,019,000 in 1993, $1,953,000 in 1992, and $1,922,000 in 1991.

The aggregate minimum rentals through dates of expiration amount to approximately $8,431,000, and the amounts payable over the next five years are as follows (dollars in thousands):

                 Year    Amount
                ------  --------
                 1994    $1,479
                 1995     1,176
                 1996     1,063
                 1997       767
                 1998       646

7. BUSINESS SEGMENTS

The Company operates in three business segments: television broadcasting, radio broadcasting, and newspaper publishing. Television and radio broadcasting operations involve the sale of time to advertisers, network revenue and other revenue arising primarily from programming and production. Newspaper operations involve the publication and distribution of both paid daily and paid non-daily newspapers and advertising publications (shoppers) from which revenues are derived primarily from the sale of advertising linage and circulation revenue.

Financial information by business segment is as follows (dollars in thousands):

                                             Year Ended December 31
                                         ---------------------------------
                                           1993        1992        1991
                                         ---------   ---------   ---------
Gross Revenue:
 Television broadcasting                 $ 62,460    $ 56,107    $ 46,104
 Radio broadcasting                        24,861      21,179      20,876
 Newspaper publishing                      84,751      82,584      82,200
                                         ---------   ---------   ---------
                                         $172,072    $159,870    $149,180
                                         =========   =========   =========

Operating income:
 Television broadcasting                 $ 18,932    $ 15,668    $ 12,357
 Radio broadcasting                           691          72         668
 Newspaper publishing                      12,656      13,153      10,654
                                         ---------   ---------   ---------
                                         $ 32,279    $ 28,893    $ 23,679
                                         =========   =========   =========

Depreciation and amortization:
 Television broadcasting                 $  4,194    $  3,360    $  2,600
 Radio broadcasting                         3,699       3,477       3,395
 Newspaper publishing                       6,894       7,248       7,614
                                         ---------   ---------   ---------
                                         $ 14,787    $ 14,085    $ 13,609
                                         =========   =========   =========

Additions to property, plant and
 equipment:
 Television broadcasting                 $ 11,956    $  9,668    $  2,719
 Radio broadcasting                           957       2,243         808
 Newspaper publishing                       1,525       2,252       1,084
                                         ---------   ---------   ---------
                                         $ 14,438    $ 14,163    $  4,611
                                         =========   =========   =========
Identifiable assets:
 Television broadcasting                 $ 81,733    $ 56,413    $ 43,602
 Radio broadcasting                        47,742      50,168      50,721
 Newspaper publishing                      97,583     114,827     110,357
 Corporate                                115,563     103,429     101,211
                                         ---------   ---------   ---------
                                         $342,621    $324,837    $305,891
                                         =========   =========   =========

Operating income is gross revenue less agency and national representative commissions and operating expenses. Interest expense, interest income, income taxes and other income (expense) have been excluded in computing operating income.

Identifiable assets by industry segment represent those assets used in the Company's operation in that segment. Corporate assets consist principally of cash, cash equivalents and short-term investments.

8. RELATED PARTY TRANSACTIONS

The Company, in the ordinary course of business, leases and rents certain operating facilities and equipment (included in Note 6) from RHP Incorporated, which is wholly owned by the Estate of Roy H. Park and the Chairman of the Board of the Company. Such lease and rent payments were $1,265,000 in 1993, $1,273,000 in 1992, and $1,274,000 in 1991.

Additionally, certain officers of the Company are compensated by RHP Incorporated for the performance of part-time management services.

9. SHAREHOLDERS EQUITY

During 1993, the Company issued 8,810 shares of Common Stock under the terms of its Employee Stock Purchase Plan. The issuance increased the value of Common Stock outstanding by $1,468 and increased paid-in-capital by $143,483.
                                25